Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2008

Michael P. Robbins
Interim Chief Financial Officer
The Fashion House Holdings, Inc.
16633 Ventura Blvd., 6th Floor
Encino, California 91436

Re: The Fashion House Holdings, Inc.
Amendment Number One to Form 10-KSB
File No. 033-07075-LA
Filed September 12, 2008

Dear Mr. Robbins:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Item 8/A. Controls and Procedures, page 23

1. In our letter dated July 22, 2008, we asked you to provide to provide the required management's report on internal control over financial reporting. Your revised disclosure is silent with respect to management's assessment of internal control over financial reporting. Please amend your filing accordingly.

2. On page 23, you disclose that the principal executive officer and principal financial officer have concluded the Company's disclosure controls and procedures were effective. On page 24, you disclose that you concluded the Company's disclosure controls and procedures were not effective. Please amend your filing to address this apparent discrepancy. In this regard, please note the definition of disclosure controls and procedures provided in Rule 13a-15(e),

which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting in a format compliant with Item 308(T) of Regulation S-K/S-B may render your annual report materially deficient and cause the company not to be timely or current in its Exchange Act Reporting. Accordingly, it would appear that your disclosure on page 24 which states that your disclosure controls and procedures were not effective is correct, and that the conflicting disclosure on page 23 which states that your disclosure controls and procedures were effective should be deleted.

Exhibits 31.1 and 31.2

3. As previously requested in our letter dated July 22, 2008, please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

4. Your current certifications are dated May 14, 2008. Upon amending your filing, please ensure that all certifying officers provide updated certifications.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jim Peklenk, Staff Accountant at (202) 551-3661 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 with any questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant